Exhibit 21.1

Subsidiaries of Pzena Investment Management, Inc.

Pzena Investment Management, LLC, a Delaware limited liability company

Pzena Investment Management, Pty

Pzena Investment Management Special Situations, LLC

Pzena Large Cap Value Fund, a series of Pzena Investment Funds Trust

Pzena International Value Service, a series of Pzena Investment Management International, LLC

Pzena Financial Services, LLC